December 8, 2015

VIA EDGAR

Alison White

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Ms. White:

Pursuant to Rule 461 under the Securities Act of 1933, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, AlphaCentric/IMFC Managed Futures Strategy Fund, hereby requests that the Commission accelerate the effective date of Post-Effective Amendment No. 250 to the Registrant's Registration Statement (the "Amendment"), which was filed on December 8, 2015, to December 15, 2015, or the earliest practicable date thereafter. Absent acceleration, the Amendment would become effective on February 21, 2016.

The Amendment was filed under the Securities Act for the purpose of incorporating your comments to Post-Effective Amendment No. 239. If you have any questions concerning this request please contact Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Mutual Fund Series Trust	Northern Lights Distributors, LLC

By: /s/ Jerry Szilagyi	By: Brian Nielsen
Name: /s/ Jerry Szilagyi	Name: Brian Nielsen
Title: Trustee	Title: Chief Executive Officer